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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                     -------

                                  DataMEG Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23808410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 30, 2001
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)

         [x]  Rule 13d-1(c)

         [  ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================                                                =======================
CUSIP NO.               23808410                                     13G                        Page 2 of 5 Pages
================================================                                                =======================
============= =========================================================================================================
1             NAME(S) OF REPORTING PERSON(S)
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

              MDI Entertainment, Inc.
------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)

                                                                                                      (b)
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ---------------------------------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              A Delaware corporation

============= =========================================================================================================

================================================ ======= ==============================================================
                                                 5       SOLE VOTING POWER
NUMBER OF SHARES                                         2,000,000 shares of Common Stock

                                                 ------- --------------------------------------------------------------
BENEFICIALLY                                     6       SHARED VOTING POWER
                                                         - 0 - shares of Common Stock
OWNED BY
                                                 ------- --------------------------------------------------------------
EACH                                             7       SOLE DISPOSITIVE POWER
                                                         2,000,000 shares of Common Stock
REPORTING
                                                 ------- --------------------------------------------------------------
PERSON                                           8       SHARED DISPOSITIVE POWER
                                                         - 0 - shares of Common Stock
WITH
================================================ ======= ==============================================================

============ ==========================================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,000,000 shares of Common Stock
------------ ----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

             Not applicable
------------ ----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.6%

------------ ----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             CO
============ ==========================================================================================================

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Item 1(a)      Name of Issuer

               DataMEG Corp.

Item 1(b)      Address of Issuer's Principal Executive Offices

               3148 Dumbarton Street, N.W.
               Washington, D.C. 20007

Item 2(a)      Name of Persons Filing

               MDI Entertainment, Inc. ("MDI").

Item 2(b)      Address of Principal Business Office or, if none, Residence

               The address of the principal business office of MDI is 201 Ann Street, Hartford, CT 06103.

Item 2(c)      Citizenship

               MDI is a corporation organized under the laws of the State of Delaware.

Item 2(d)      Title of Class of Securities

               Common Stock

Item 2(e)      CUSIP Number

               23808410

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a



         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]      An investment Adviser in accordance withss.240.13d-1
                           (b)(1)(ii)(E).

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         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance withss.240.13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ]      Group, in accordance withss.240.13d-1(b)(1)(ii)(J)



Item 4.        Ownership


         (a)   Amount Beneficially Owned:

         2,000,000 shares of Common Stock.

         (b)   Percent of Class:

         5.6%. The foregoing percentage is calculated based upon the number of outstanding shares of Common Stock set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001.

         (c)   Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 2,000,000 shares.

               (ii)     shared power to vote or to direct the vote: - 0 - shares

               (iii)    sole power to dispose or to direct the disposition of:
                        2,000,000 shares.

               (iv)     shared power to dispose or to direct the disposition of:
                        - 0 - shares.

MDI expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer reported herein to be beneficially owned by it except to the extent of its pecuniary interest.

Item 5.        Ownership of Five Percent or Less of a Class


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

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Item 6.        Ownership of More than Five Percent on Behalf of Another Person


         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.        Identification and Classification of Members of the Group

         Not applicable.

Item 9.        Notice of Dissolution of Group

         Not applicable.

Item 10.       Certification


         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 10, 2001                        MDI ENTERTAINMENT, INC.


                                           By:  /s/ Steven M. Saferin
                                          ------------------------------------
                                           Steven M. Saferin
                                           President

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